ORIGINAL ELECTRONICALLY TRANSMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON
                               DECEMBER 10, 1998
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                        COCA-COLA ENTERPRISES INC. LOGO
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           58-0503352
           (State or other jurisdiction                    (I.R.S. Employer Identification No.)
         of incorporation or organization)

                2500 WINDY RIDGE PARKWAY, ATLANTA, GEORGIA 30339
                                 (770) 989-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                                 LOWRY F. KLINE
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                           COCA-COLA ENTERPRISES INC.
                2500 WINDY RIDGE PARKWAY, ATLANTA, GEORGIA 30339
                                 (770) 989-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AS DETERMINED BY MARKET CONDITIONS.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED             PROPOSED
         TITLE OF EACH CLASS                   AMOUNT                MAXIMUM              MAXIMUM             AMOUNT OF
         OF SECURITIES TO BE                   TO BE             OFFERING PRICE          AGGREGATE          REGISTRATION
             REGISTERED                    REGISTERED(1)           PER UNIT(2)       OFFERING PRICE(2)         FEE(3)
----------------------------------------------------------------------------------------------------------------------------
Senior Debt Securities, Warrants to
Purchase Senior Debt Securities, and
Currency Warrants....................    $2,500,000,000(4)            100%            $2,500,000,000          $695,000
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) In United States dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies.
(2) Estimated solely for the purpose of computing the registration fee.
(3) Pursuant to Rule 429 of the Securities Act of 1933, the amount of registration fees does not include $179,483 previously paid to the Commission relating to $520,500,000 aggregate principal amount of debt securities and warrants previously registered pursuant to Registration Statement No. 333-18569, which remain unissued at the close of business on November 19, 1998.
(4) Such amount represents the principal amount of any Senior Debt Securities issued at their principal amount, the issue price rather than the principal amount of any Senior Debt Securities issued at an original issue discount, the issue price of any Debt Warrants and Currency Warrants, and the exercise price of any Senior Debt Securities issuable upon the exercise of Debt Warrants. Debt Warrants and Currency Warrants may be sold separately or with Senior Debt Securities or other Debt Warrants and Currency Warrants. It is not practicable to determine the number of Debt Warrants and Currency Warrants and the proposed maximum offering prices thereof at this time.

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 (THE "ACT") OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
                             ---------------------

    THE PROSPECTUS CONTAINED HEREIN IS, PURSUANT TO RULE 429, A COMBINED PROSPECTUS WHICH MEETS THE REQUIREMENTS OF THE ACT FOR USE IN CONNECTION WITH THE SECURITIES COVERED BY THIS REGISTRATION STATEMENT AND THE SECURITIES COVERED BY THE COMPANY'S REGISTRATION STATEMENT ON FORM S-3, REGISTRATION STATEMENT NO. 333-18569. THIS REGISTRATION STATEMENT ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 WITH RESPECT TO THE REGISTRANT'S REGISTRATION STATEMENT NO. 333-18569, AND SUCH POST-EFFECTIVE AMENDMENT SHALL HEREAFTER BECOME EFFECTIVE, CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE COMPANY MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                               DECEMBER 10, 1998
PROSPECTUS

                       (Coca-Cola Enterprises Inc. Logo)

                            SENIOR DEBT SECURITIES,
                      DEBT WARRANTS AND CURRENCY WARRANTS

     Coca-Cola Enterprises Inc. (the "Company") intends to sell from time to time its senior debt securities, warrants to purchase senior debt securities and warrants to receive from the Company the cash value in U.S. dollars of the right to purchase and to sell either foreign currencies or units of two or more currencies designated by the Company at the time of offering. From the sales of such senior debt securities and warrants the Company will receive proceeds of up to $3,020,500,000 (or the equivalent in foreign denominated currencies or units of two or more currencies, based on the applicable exchange rate at the time of offering, designated by the Company at the time of offering). The Company may offer senior debt securities and warrants either together or separately and on terms determined by market conditions at the time of sale.

                             ---------------------

     The senior debt securities and warrants will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

     The accompanying prospectus supplement sets forth the specific terms with regard to the particular series of senior debt securities or warrants in respect of which this prospectus is being delivered.

                             ---------------------

     SEE "RISK FACTORS RELATING TO CURRENCIES AND CURRENCY WARRANTS" ON PAGE 2 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE CURRENCY WARRANTS OFFERED HEREBY.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             ---------------------

     The Company may sell the senior debt securities and warrants directly, through agents, underwriters or dealers. The names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in the applicable prospectus supplement.

                             ---------------------

             THE DATE OF THIS PROSPECTUS IS                , 1998.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
STATEMENT

     This prospectus and the documents incorporated by reference herein contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about the beliefs and expectations of the Company, are forward-looking statements. These statements discuss potential risks and uncertainties and, therefore, actual results may differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. The Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO ITS DATE.

RISK FACTORS RELATING TO CURRENCIES AND CURRENCY WARRANTS

     Senior debt securities denominated or payable in foreign currencies and currency warrants can be risky investments because, among other things, the relative values of currencies can change greatly. Risks will vary depending upon the currency or currencies involved, and in the case of any currency warrants, the particular terms of such currency warrants. These risks will be more fully described in the applicable prospectus supplement.

                                  THE COMPANY

     The Company is the world's largest marketer, distributor and producer of bottled and canned beverages of The Coca-Cola Company.

     The Company was incorporated in 1944 under the laws of Delaware as a wholly owned subsidiary of The Coca-Cola Company and became a public company in 1986. At October 2, 1998, The Coca-Cola Company owned approximately 43% of the Company's common stock.

     The Company's bottling territories in North America and in Europe contain approximately 338 million people. The Company estimates that within its territories 3.4 billion equivalent cases were sold in 1997; 89% of this volume consisted of beverages produced and sold under licenses from The Coca-Cola Company. An "equivalent case" is 192 ounces of finished beverage product.

     The Company's principal executive offices are located at 2500 Windy Ridge Parkway, Atlanta, Georgia 30339. The telephone number is (770) 989-3000.

STRATEGY

     The Company's primary operating objective is to increase long-term operating cash flows through profitable increases in sales volume. The Company plans to achieve its operating objective through the continued implementation and execution of the following strategies:

     - creating and executing innovative and superior marketing programs at the local level,

     - balancing volume growth with improved margins and sustainable increases in market share,

     - developing profitable business partnerships with customers,

     - increasing investment in high-profit, high-volume distribution channels,

     - providing financial incentives to employees which increase their focus on enhancing share-owner value, and

     - integrating the Company's significant international and domestic acquisitions.

     The Company's primary financial objective is to deliver a superior investment return to share owners. The Company plans to achieve this objective through the continued implementation and execution of the following strategies:

     - maintaining a capital structure which maximizes financial flexibility, given current investment opportunities,

     - identifying and acquiring territories that will result in long-term value, and

     - allocating resources appropriately between capital expenditures, infrastructure investment, share repurchases, acquisitions, and debt repayment.

RELATIONSHIP WITH THE COCA-COLA COMPANY

     The Coca-Cola Company is the Company's largest share owner. Three directors of the Company are executive officers or former executive officers of The Coca-Cola Company.

     The Company and The Coca-Cola Company are parties to a number of significant transactions and agreements incident to their respective businesses and may enter into additional material transactions and agreements in the future.

     The Company conducts its business primarily under contracts with The Coca-Cola Company. These contracts give the Company the exclusive right to market, distribute and produce beverage products of The Coca-Cola Company in authorized bottles and cans in specified territories and provide The Coca-Cola Company with the ability, in its sole discretion, to establish prices, terms of payment, and other terms and conditions for the purchase of concentrates and syrups from The Coca-Cola Company. Other significant transactions and agreements relate to, among other things, arrangements for cooperative marketing, advertising expenditures and purchases of sweeteners.

     Since 1979, The Coca-Cola Company has assisted in the transfer of ownership or financial restructuring of a majority of its United States bottler operations and has assisted in similar transfers of bottlers operating outside the United States. Certain bottlers and interests therein have been acquired by The Coca-Cola Company, and certain of those have been sold to bottlers, including the Company, which management of The Coca-Cola Company believes to be the best suited to manage and develop these acquired operations. The Coca-Cola Company has advised the Company that it may continue this reorganization of its bottler system. In connection with such transactions, The Coca-Cola Company may own all or part of the equity interests of acquired bottlers for varying periods of time.

     As a result of matters such as the foregoing, the relationship between the Company and The Coca-Cola Company may give rise to potential conflicts of interest.

ACQUISITIONS AND DIVESTITURES

     On June 5, 1998, the Company acquired CCBG Corporation and Texas Bottling Group, Inc. for a total transaction value (purchase price and acquired debt) of approximately $1.1 billion.

     During October 1998, the Company announced that it had signed letters of intent to acquire seven independent United States bottlers for a combined total transaction value (purchase price plus acquired debt) of approximately $824 million. The Company expects to finance the acquisitions primarily with shares of the Company's common stock, and, to a lesser extent, with debt and assumed debt. The transactions are expected to close by the end of 1998 or during the first quarter of 1999.

     The total cost of all the Company's acquisitions since reorganization in 1986 is approximately $12.1 billion.

     The Company intends to acquire only bottling businesses offering the Company the ability to increase long-term share-owner value.

YEAR 2000

     The Company's Year 2000 strategic plan identifies initiatives necessary to minimize failures of electronic systems to process date sensitive information in the Year 2000 and thereafter. The Company's plan is subdivided into six functional areas of the Company: Sales/Marketing, Human Resources, Cold Drink, Finance, Operations and Corporate functions. These functional areas encompass both information technology (IT) systems such as the Company's financial and inventory applications and non-IT systems such as production plant systems. Each functional area plan details specific tasks needed to identify and inventory Year 2000 issues, taking them through assessment, remediation, testing, certification and implementation. By the end of 1997, the Company had substantially completed the identification and inventory stages for its North American systems. By the end of second quarter 1998, the Company had also substantially completed these stages for its European systems.

     The assessment and remediation processes are underway and the Company is using both internal and external resources to reprogram, or replace where necessary, and to test modifications. Projects are in various stages of completion. The Company estimates that approximately 70% of the identified issues have been corrected.

     As a result of the numerous systems used by companies that the Company has acquired in recent years and also due to technological enhancements, the Company has had an ongoing information systems development plan with scheduled replacements of systems throughout the organization. Year 2000 compliance is a by-product of the Company's development plan. The Company has delayed certain IT projects in order to reassign Company resources to the Year 2000 strategic plan. Delayed projects primarily involve IT system enhancements which are not critical to the Company's business.

     The remediation process is targeted to be 90% completed by the first quarter of 1999. Testing and certification of these systems and applications are targeted for completion by mid-1999. The following table lists significant systems and the Company's projected completion dates with respect to Year 2000 readiness:

                                                         NORTH AMERICA     EUROPEAN
                                                         -------------   ------------
Revenue, billing and accounts receivable...............  1st Q - 1999    2nd Q - 1999
Order entry and fulfillment............................  1st Q - 1999    2nd Q - 1999
Inventory and cost accounting..........................  3rd Q - 1999    2nd Q - 1999
Accounts payable and purchasing........................  3rd Q - 1999    2nd Q - 1999
Payroll................................................  1st Q - 1999    2nd Q - 1999
General ledger.........................................  1st Q - 1999    2nd Q - 1999
Production processing..................................  1st Q - 1999    2nd Q - 1999
Electronic Commerce (EDI)..............................  3rd Q - 1999    4th Q - 1999
Other Non-IT Systems...................................  2nd Q - 1999    2nd Q - 1999

     The Company has incurred and expensed approximately $14 million to date in the implementation of its Year 2000 strategic plan for both IT and non-IT systems. The total cost through completion of the Company's Year 2000 plan is estimated to be in the range of $25 to $45 million. Plan costs have been budgeted in either the Company's regular operating budget or its capital expenditures budget. The Company's projected costs are based on management's best estimates and actual results could differ as the plan is implemented.

     A critical step in the Company's strategic plan is the coordination of Year 2000 readiness with third parties. The Company is communicating with its significant suppliers and customers to determine the extent to which the Company and it's interface systems are vulnerable if the customer, supplier or a third party fails to resolve their Year 2000 issues. The Company has become aware of two raw material/packaging suppliers who appear to be having difficulty in achieving Year 2000 readiness. The Company will continue to work with all its major trading partners to understand the associated risks and plan for contingencies.

     The Company believes that necessary modifications and replacements of its critical IT and non-IT systems will be completed timely. If for any reason, the Company's critical service providers, suppliers or customers are unable to resolve their Year 2000 issues in a timely manner, such matters could have a material impact on the Company's results of operations. Specifically, the lack of Year 2000 readiness by raw material/ packaging suppliers could impact the availability and expected cost of raw materials and, therefore, production.

                                USE OF PROCEEDS

     Except as set forth in a prospectus supplement, the Company intends to use the net proceeds from the sale of the Securities (as defined under "The Securities") for general corporate purposes, including the repayment of debt and possible business acquisitions. The Company may also use a portion of the proceeds from the sale of any Currency Warrants (as defined under "Description of Currency Warrants") to hedge currency risks with respect to such Currency Warrants. Pending such applications, the Company will invest the net proceeds in marketable securities.

     The Company expects to engage in additional financings as the need arises. The nature and amount of the Company's equity and long-term and short-term debt and the proportionate amount of each will vary from time to time as a result of business requirements, market conditions and other factors.

                             SUMMARY FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company. The selected consolidated financial data are derived from and should be read in conjunction with the Consolidated Financial Statements of the Company (including the notes thereto). With respect to the fiscal years presented, audited consolidated financial statements are included in the Company's Annual Report on Form 10-K for such periods and, with respect to the nine-month periods ended October 2, 1998 and September 26, 1997, unaudited condensed consolidated financial statements are included in the Company's Quarterly Reports on Form 10-Q for such periods. The interim data are not necessarily indicative of results for the full year. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation have been included.

                                                   NINE MONTHS                      FISCAL YEAR
                                                -----------------   -------------------------------------------
                                                 1998     1997(A)   1997(A)    1996     1995     1994     1993
                                                -------   -------   -------   ------   ------   ------   ------
OPERATIONS SUMMARY:
Net operating revenues........................  $10,173   $8,229    $11,278   $7,921   $6,773   $6,011   $5,465
Cost of sales.................................    6,380    5,179     7,096     4,896    4,267    3,703    3,372
                                                -------   ------    -------   ------   ------   ------   ------
Gross profit..................................    3,793    3,050     4,182     3,025    2,506    2,308    2,093
Selling, delivery and administrative
  expenses....................................    3,054    2,455     3,462     2,480    2,038    1,868    1,708
                                                -------   ------    -------   ------   ------   ------   ------
Operating income..............................      739      595       720       545      468      440      385
Interest expense, net.........................      517      377       536       351      326      310      328
Other nonoperating income (deductions), net...       --       (6)       (6)       --       (6)      (3)      (2)
Gain on sale of bottling operations(C)........       --       --        --        --        9       --       --
                                                -------   ------    -------   ------   ------   ------   ------
Income before income taxes....................      222      212       178       194      145      127       55
Income taxes
  Expense excluding rate change...............       75       80        65        80       63       58       30
  Rate change charge (benefit)(B).............      (29)     (58)      (58)       --       --       --       40
                                                -------   ------    -------   ------   ------   ------   ------
Net income (loss).............................      176      190       171       114       82       69      (15)
Preferred stock dividend requirements.........        1        2         2         8        2        2       --
                                                -------   ------    -------   ------   ------   ------   ------
Net income (loss) applicable to common
  shareowners.................................  $   175   $  188    $  169    $  106   $   80   $   67   $  (15)
                                                =======   ======    =======   ======   ======   ======   ======
OTHER OPERATING DATA:
Depreciation expense..........................  $   526   $  402    $  566    $  392   $  318   $  282   $  254
Amortization expense..........................      286      288       380       235      211      179      165
AVERAGE COMMON SHARES OUTSTANDING:(E)
Basic.........................................      393      382       383       373      386      386      387
Diluted.......................................      406      394       396       380      390      388      387
PER SHARE DATA:(E)
Basic net income (loss) per share applicable
  to common share owners......................     0.45     0.49      0.44      0.28     0.21     0.17    (0.04)
Dilutive net income (loss) per share
  applicable to common share owners...........     0.43     0.48      0.43      0.28     0.20     0.17    (0.04)
Closing stock price...........................  $ 24.81   $27.00    $35.56    $16.16   $ 8.97   $ 6.00   $ 5.09
RATIOS:(D)
Ratio of earnings to fixed charges............     1.39     1.52      1.30      1.53     1.41     1.38     1.16
Ratio of earnings to combined fixed charges
  and preferred stock dividends...............     1.39     1.51      1.30      1.47     1.40     1.37     1.16
PERIOD END FINANCIAL POSITION:
Property, plant and equipment, net............  $ 4,570   $3,687    $3,862    $2,812   $2,158   $1,963   $1,890
Franchises and other noncurrent
  assets -- net...............................   13,529   11,732    11,812     7,103    5,924    5,965    6,046
Total assets..................................   20,370   17,472    17,487    11,234    9,064    8,738    8,682
Long-term debt................................    9,097    7,108     7,760     5,305    4,201    4,187    4,391
Shareowner equity.............................    2,159    1,763     1,782     1,550    1,435    1,339    1,260

     The Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for the acquisitions of Coca-Cola Beverages Ltd ("Coke Canada") and The Coca-Cola Bottling Company of New York, Inc. ("Coke New York") in August 1997 and of Coca-Cola Schweppes & Beverages Limited ("CCSB") in February 1997, and gains from the sale of certain bottling operations, did not significantly affect the Company's operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from, as appropriate, the consolidated operating results of the Company from their respective transaction dates.

          (A) The following table summarizes unaudited pro forms financial information of the Company as if the following acquisitions were effective January 1, 1997:

        - Coke Canada

        - Coke New York

        - CCSB

                                                               NINE    FISCAL
                                                              MONTHS    YEAR
                                                              ------   -------
                                                               1997     1997
                                                              ------   -------
Net Operating Revenues......................................  $9,328   $12,377
                                                              ======   =======
Pro Forma Net Income Applicable to Common Share Owners......  $  134   $   115
                                                              ======   =======
Pro Forma Basic Net Income Per Share Applicable to Common
  Share Owners..............................................  $ 0.35   $  0.30
                                                              ======   =======
Pro Forma Diluted Net Income Per Share Applicable to Common
  Share Owners..............................................  $ 0.34   $  0.29
                                                              ======   =======

        The effect of the following acquisitions were not considered in the unaudited pro forma financial information presented above because they are not significant to the Company's consolidated financial results:
        Soutirages Luxembourgeois, CCBG Corporation and Texas Bottling Group, Inc., The Coca-Cola Bottling Company of Bellingham, Great Plains Bottlers and Canners, Inc., and Soo Coca-Cola Bottling, Inc.

          (B) In July 1998 a one-time benefit of $29 million in income tax benefit to decrease deferred income taxes resulted from a 1 percent decrease in the corporate tax rate in the United Kingdom. In July 1997 a one-time benefit of $58 million in income tax benefit to decrease deferred income taxes resulted from a 2 percent decrease in the corporate tax rate in the United Kingdom. In August 1993 a one-time charge of $40 million to increase deferred income taxes resulted from a 1 percent increase in the corporate marginal income tax rate in connection with the U.S. Omnibus Budget Reconciliation Act of 1993.

          (C) In January 1995 the Company sold its 50 percent ownership interest in The Coca-Cola Bottling Company of the Mid South for a pre-tax gain of $9 million.

          (D) The ratio of earnings to fixed charges has been determined by dividing (a) income before income taxes and fixed charges by (b) fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been determined by dividing (a) income before income taxes and fixed charges by (b) the sum of fixed charges and the Company's preferred stock dividend requirements. Fixed charges consist of interest expense, amortization of deferred debt charges, the portion of rent expense representative of interest costs and preferred stock dividend requirements of subsidiaries. Preferred stock dividends have been increased to an amount representing the pre-tax earnings that would be required to satisfy such dividend requirements.

          (E) On May 1, 1997, the Company effected a 3-for-1 stock split. For periods prior to the effective date of the stock split, outstanding shares, per share data, and the closing stock price have been restated to reflect the impact of the split. Also in 1997, the Company adopted SFAS 128, "Earnings Per Share," and restated average common shares and per share data beginning in 1988.

                                 THE SECURITIES

     The Company will issue:

     - senior debt securities ("Debt Securities"),

     - warrants to purchase Debt Securities ("Debt Warrants"), and

     - warrants to receive from the Company the cash value in U.S. dollars of the right to purchase and sell either foreign currencies or units of two or more currencies ("Currency Warrants").

     The Debt Securities, Debt Warrants, and Currency Warrants are collectively referred to herein as the "Securities".

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an indenture, dated as of July 30, 1991, as amended as of January 29, 1992 (the "Indenture"), between the Company and the Chase Manhattan Bank (the "Trustee").

     Selected provisions of the Debt Securities and the Indenture are summarized below. The summary is not complete, but the form of the Indenture has been filed as an exhibit to the registration statement, and you should read the Indenture for provisions that may be important to you. See "Where To Find More Information" for information on how to locate the Indenture and any supplemental indentures that may be filed.

     The Company may issue Debt Securities under the Indenture without limitation as to aggregate principal amount. Each series of Securities may have different terms. A prospectus supplement relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include the following:

     - the title and type of the Debt Securities and the series of which such Debt Securities will be a part,

     - the aggregate principal amount,

     - the date on which the Debt Securities are payable,

     - the interest rate that the Debt Securities will bear,

     - the interest payment dates for the Debt Securities and the record date for the interest payable on any interest payment date,

     - any redemption provisions,

     - whether the Debt Securities are denominated or provide for payment in United States dollars, a foreign currency or composite currency,

     - whether payments of principal or interest may be determined pursuant to any index, formula or other method,

     - any sinking fund or other provisions that would obligate the Company to repurchase or otherwise redeem the Debt Securities,

     - whether the Debt Securities will be issued in registered or bearer form or both,

     - any special tax implications of the securities, including for any Debt Securities offered with original issue discount, and

     - any other terms of the Debt Securities.

     The Debt Securities will be unsecured and will rank equally with all of the Company's other unsecured and unsubordinated debt. However, because the Company is a holding company, the right of holders of Debt Securities the Company to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary.
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     Unless otherwise provided in the prospectus supplement for an offering, payments on the Debt Securities will be made at the offices of the Trustee in New York, New York, although the Company may make payments of interest by a check mailed to the holders or by wire transfer to an account maintained by a holder.

     Federal income tax consequences and other special considerations applicable to any Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Securities" means any Debt Securities that provide for an amount that is less than the stated principal amount thereof (by more than a de minimis amount) to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. It is anticipated that the terms of each series of Original Issue Discount Securities will provide that, upon declaration of acceleration of the Maturity of any such series of Original Issue Discount Securities, the Accreted Amount (as hereinafter defined) of such Original Issue Discount Securities shall be due and payable. "Accreted Amount" shall mean an amount in respect of each Original Issue Discount Security of the affected series equal to the sum of (a) the issue price of such Original Issue Discount Security as determined in accordance with Section 1273 of the Code, (b) the aggregate of the portions of the original issue discount which shall theretofore have accrued pursuant to Section 1272 of the Code (without regard to Section 1272(a)(7) of the Code) from the date of issue of such Original Issue Discount Security (i) for each six-month or shorter period ending on the Interest Payment Date prior to the date of declaration of acceleration, and (ii) for the shorter period, if any, from the end of the immediately preceding six-month period, as the case may be, to the date of declaration of acceleration, and (c) accrued interest to the date such Accreted Amount is paid (without duplication of any amount set forth in (b) above); minus all amounts theretofore paid in respect of such Original Issue Discount Security, which amounts are considered as part of the "stated redemption price at maturity" of such Original Issue Discount Security within the meaning of Section 1273(a)(2) of the Code or any successor provision (whether such amounts paid were denominated principal or interest).

     Any money paid for principal of (and premium, if any) or any interest on any Debt Security that remains unclaimed at the end of two years will be repaid to the Company on demand, and afterwards the holder of the security may look only to the Company for payment.

     The Indenture provides the Company with the ability to "reopen" a previous issue of a series of Debt Securities and issue additional Debt Securities of such series in addition to the ability to issue Debt Securities with terms different than those of Debt Securities previously issued.

DENOMINATION AND FORM

     Securities of a series may be issued in registered or bearer form or both. Debt Securities may be issuable in global form. Unless otherwise provided in a prospectus supplement, registered securities ("Registered Securities") denominated in U.S. dollars will be issued in denominations of $1,000 and bearer securities ("Bearer Securities") denominated in U.S. dollars will be issued in denominations of $5,000 with or without coupons. Debt Securities denominated in a foreign or composite currency will specify the denominations.

     If the Company issues certificated notes, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the Indenture, without a service charge and upon payment of any taxes and other governmental charges, as described in the Indenture.

PAYING AGENT

     Unless otherwise indicated in an applicable prospectus supplement, payment of principal (and premium, if any) and interest, if any, on Registered Securities (other than a global Security ("Global Security") will be made at the office of the Paying Agent. However, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the security register, or by wire transfer to an account maintained by the person entitled thereto as specified in the security register. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the record date for such interest payment.

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

     Unless otherwise indicated in an applicable prospectus supplement, the principal office of the Trustee in the City of New York will be designated as the Company's Paying Agent for payments with respect to Debt Securities which are issuable solely as Registered Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in the related prospectus supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series. The Company will be required to maintain a Paying Agent with respect to any Bearer Securities of a series in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside of the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London, Luxembourg or any other required city located outside the United States as long as the Debt Securities of such series are listed on such exchange.

     All monies paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the Holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository identified in an applicable prospectus supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged for Debt Securities in definitive form, a temporary Global Security may not be transferred except as a whole by the depository for such Global Security to a nominee of such depository, by a nominee of such depository to such depository or another nominee of such depository, or by such depository or any such nominee to a successor of such depository or a nominee of such successor.

     Upon the issuance of a Global Security, the depository for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such amounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have amounts with the depository for such Global Security or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to participants' interests) for such Global Security or by participants or persons that hold interests through participants (with respect to beneficial owners' interests).

     If any Securities are issuable in temporary or permanent global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in the Global Security may obtain definitive Debt Securities. Payments on a permanent global Debt Security will be made in the manner described in the prospectus supplement.

REGISTRATION AND TRANSFER

     Bearer Securities will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

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     In connection with its original issuance, no Bearer Security will be mailed or otherwise delivered to any location in the United States. A Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in a form specified in the applicable prospectus supplement, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined in the Code) or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United
States person is a financial institution which agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code.

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities and if so provided in an applicable prospectus supplement, at the option of the Holder and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable prospectus supplement, any Bearer Security surrendered in exchange for a Registered Security between (i) a Regular Record Date or a Special Record Date and (ii) the relevant date for payment of interest, shall be surrendered without the coupon relating to such date for payment of interest. Interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indenture.

     Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities referred to in an applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as Security Registrar under the Indenture. If a prospectus supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series. If Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     In the event of any redemption in part, the Company shall not be required to (i) register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the selection of Debt Securities of that series for redemption and ending at the close of business of the day of such selection; (ii) register the transfer of or exchange any Registered Securities so selected for redemption in whole or in part, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security so selected for redemption, except with respect to Debt Securities of a series, that such Bearer Security may be exchanged for a Registered Security of that series so long as such Registered Security shall be immediately surrendered for redemption with written instructions for payment consistent with the provisions of the Indenture.

     Unless otherwise indicated in an applicable prospectus supplement, payment of principal (and premium, if any) and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time. However, at the option of the Company, payment of any interest may be made by check mailed to any address outside the United States or by transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable prospectus supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such
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

Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States, by check mailed to any address in the United States, or by transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation or any other demand for payment to the Company or its designated Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series and the related coupons. With certain exceptions, the quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series.

CERTAIN COVENANTS IN THE INDENTURE

     For your reference, see page 14 for definitions of the capitalized terms used in the covenants described below.

     Restrictions on Liens. The Company will not, nor will it permit any Restricted Subsidiary to, create, incur, issue, assume, guarantee or allow to exist any Secured Debt without effectively providing that the Debt Securities will be secured equally and ratably with such Secured Debt. These restrictions do not apply to debts secured by:

     - Mortgages on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

     - Mortgages on property or shares of stock existing at the time of acquisition of such property or stock by the Company or a Restricted Subsidiary or existing as of June 28, 1991;

     - Mortgages to secure the payment of all or any part of the price of acquisition, construction or improvement of such property or stock by the Company or a Restricted Subsidiary, or to secure any Secured Debt incurred by the Company or a Restricted Subsidiary, prior to, at the time of, or within 90 days after, the later of the acquisition or completion of construction (including any improvements on an existing property), which Secured Debt is incurred for the purpose of financing all or any part of the purchase price thereof or construction of improvements thereon; provided, however, that, in the case of any such acquisition, construction or improvement, the Mortgage shall not apply to any property theretofore owned by the Company or a Restricted Subsidiary, other than, in the case of any such construction or improvement, any theretofore substantially unimproved real property on which the property or improvement so constructed is located;

     - Mortgages securing Secured Debt of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

     - Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary;

     - Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, or in favor of any other country or any political

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

       subdivision thereof, or any department, agency or instrumentality of such country or political subdivision, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Mortgages; or

     - Any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in this summary of "Restrictions on Liens"; provided, however, that the principal amount of Secured Debt secured thereby shall not exceed the principal amount of Secured Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements and construction on such property).

     The Company and its Restricted Subsidiaries may, however, without securing the Securities, create, incur, issue, assume or guarantee Secured Debt if, after giving effect of the transaction, the aggregate of the Secured Debt then outstanding (not including Secured Debt permitted under the above exceptions) does not exceed 10% of the shareowners' equity of the Company as shown on the consolidated financial statements of the Company as of the end of the preceding fiscal year.

     Restrictions on Sale and Leaseback Transactions. The Company will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless:

     - the Company or such Restricted Subsidiary would be entitled to create, incur, issue, assume or guarantee indebtedness secured by a Mortgage upon such property at least equal in amount to the Attributable Debt in respect of such arrangement without equally and ratably securing the Debt Securities; provided, however, that from and after the date on which such arrangement becomes effective, the Attributable Debt in respect of such arrangement shall be deemed, for all purposes under the "Restrictions on Liens" covenant above, to be Secured Debt subject to the provisions of such covenant;

     - since June 28, 1991 and within a period commencing twelve months prior to the consummation of such Sale and Leaseback Transaction and ending twelve months after the consummation of such Sale and Leaseback Transaction, the Company or Restricted Subsidiary, as the case may be, has expended or will expend for the Principal Property an amount equal to (A) the net proceeds of such Sale and Leaseback Transaction, and the Company elects to designate such amount as a credit against such Sale and Leaseback Transaction, or (B) a part of the net proceeds of such Sale and Leaseback Transaction and the Company elects to designate such amount as a credit against such Sale and Leaseback Transaction and applies an amount equal to the remainder of the net proceeds as provided in the following paragraph; or

     - such Sale and Leaseback Transaction does not come within the exceptions provided by the first paragraph above under "Restrictions on Sale and Leaseback Transactions" and the Company does not make the election permitted by the second paragraph under "Restrictions on Sale and Leaseback Transactions" or makes such election only as to a part of such net proceeds, in either of which events the Company shall apply an amount in cash equal to the Attributable Debt in respect of such arrangement (less any amount elected under the second paragraph under "Restrictions on Sale and Leaseback Transactions") to the retirement, within 90 days of the effective date of any such arrangement, of indebtedness for borrowed money of the Company or any Restricted Subsidiary (other than indebtedness for borrowed money of the Company which is subordinated to the Debt Securities) which by its terms matures at or is extendible or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of such indebtedness for borrowed money (it being understood that such retirement may be made by prepayment of such indebtedness for borrowed money, if permitted by the terms thereof, as well as by payment at maturity, and that at the option of the Company and pursuant to the terms of the Indenture, such indebtedness may include the Debt Securities).

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     Restrictions on Consolidation, Merger or Sale.  The Company may not
consolidate with or merge with or into, or transfer all or substantially all of its assets to, any person unless:

     - either the Company will be the resulting or surviving entity or the resulting or surviving entity is a corporation organized and existing under the laws of the United States, a state thereof or the District of Columbia,

     - the resulting or surviving entity expressly assumes, by supplemental indenture satisfactory to the Trustee, all the obligations of the Company under the Debt Securities and the Indenture, and

     - immediately before and immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company as a result of such transaction as having been incurred by the Company at the time of such transaction, no Default or Event of Default shall have occurred or be continuing.

     Definitions. "Attributable Debt" in respect of a Sale and Leaseback Transaction means the present value (discounted at the weighted average interest rate borne by all Debt Securities outstanding at the time of such Sale and Leaseback Transaction discounted semi-annually) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended).

     "Mortgage" or "Mortgages" means any mortgage, pledge, lien, security interest or other encumbrances upon any Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired).

     "Principal Property" means each bottling plant or facility of the Company or a Restricted Subsidiary located within the United States of America (other than its territories and possessions) or Puerto Rico, except any such bottling plant or facility which the Board of Directors of the Company by resolution reasonably determines not to be of material importance to the total business conducted by the Company and its Restricted Subsidiaries.

     "Restricted Subsidiary" means any Subsidiary (i) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the fifty states of the United States of America, the District of Columbia or Puerto Rico and (ii) which owns or leases any Principal Property.

     "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property whether such Principal Property is now owned or hereafter acquired (except for temporary leases for a term, including renewals at the option of the lessee, of not more than three years and except for leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries), which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person with the intention of taking back a lease of such property.

     "Secured Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed secured by any Mortgage.

     "Subsidiary" means any corporation of which stock having by its terms ordinary voting power to elect at least a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company or by the Company and one or more Subsidiaries or by one or more Subsidiaries.

EVENTS OF DEFAULT

     Any of the following will be Events of Default with respect to Debt Securities of a particular series:

     - failure to pay interest or any other amount payable on a Debt Security for 30 days;

     - failure to pay any principal or premium on any Debt Security of that series when due;

     - failure to make any sinking fund payment, when due, in respect of any Debt Security of that series;
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

     - failure to perform any other covenant in the Indenture for the benefit of such series or in the Debt Securities of such series that continue for 60 days after written notice as provided in the Indenture;

     - acceleration of any other indebtedness of the Company in excess of $15,000,000 due to default;

     - certain events of bankruptcy, insolvency or reorganization; and

     - any other Event of Default specifically provided with respect to Debt Securities of that series.

     If an Event of Default for any series of Debt Securities occurs and continues, either the Trustee or the holders of at least 25% in aggregate principal amount of that series of Debt Securities may declare the entire principal of all Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of that series of Debt Securities may be able to rescind the declaration if the default has been remedied. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization of the Company occurs, the entire principal of all Debt Securities of all series will become due and payable immediately without any declaration or any act on the part of the Trustee or the holders of Debt Securities.

     An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indenture. It is possible for an Event of Default to occur with respect to one or more series of Debt Securities while other series are not affected.

     Within 90 days after a default for any series of Debt Securities occurs, the Trustee must notify the holders of Debt Securities of that series of the default if it is known to the Trustee and the Company has not remedied it (a default means the events specified above without the grace periods or notice). The Trustee may withhold notice to the holders of such Debt Securities of any default (except in the payment of principal or interest) if it in good faith considers such withholding to be in the best interests of the holders. The Company is required to file an annual certificate with the Trustee, signed by an officer, about any default by the Company under any provisions of the Indenture.

     Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee indemnity satisfactory to the Trustee. If they provide this indemnification satisfactory to the Trustee, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities, provided that such direction must not be in conflict with any law or the Indenture. Before exercising any right or power under the Indenture at the direction of such holders, the Trustee will be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction.

MODIFICATION AND WAIVER

     The Company and the Trustee may modify or amend the Indenture with the consent of 66 2/3% in principal amount of the outstanding Debt Securities of each series affected, except that no such modification or amendment may make any of the following changes without the consent of each holder affected:

     - change the maturity of any installment of principal of, or interest on, any Debt Security or any premium payable on the redemption price;

     - reduce the principal amount of, or the interest payable on, any Security;

     - change the coin or currency of any payment of principal, any premium, interest on any Debt Security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

     - reduce the percentage of holders required to consent to a modification;
       or

     - modify the provisions above dealing with modification, except to increase any such percentage, and except to provide that other provisions of the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

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

     Except with respect to defaults in payment or deposit of any sinking fund payment, the holders of at least a majority in principal amount of outstanding Debt Securities of any series may, with respect to such series, waive past defaults under the Indenture and waive compliance by the Company with certain provisions of the Indenture.

SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture generally provides that the Company may terminate its obligations under the Indenture with respect to a particular series of Debt Securities if all the Debt Securities of such series previously authenticated and delivered (other than lost, destroyed or stolen Debt Securities of such series that have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it thereunder or if
(i) the Debt Securities of a particular series have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption and (ii) the Company irrevocably deposits with the Trustee money sufficient to pay principal of and interest on such Debt Securities that are due or will become due upon redemption or maturity, as the case may be, and to pay all other sums payable by it thereunder. In such case, holders of such Debt Securities must look to the deposited money for payment.

CONCERNING THE TRUSTEE

     The Chase Manhattan Bank, New York, New York, is the Trustee under the Indenture. The Company maintains banking relationships in the ordinary course of business with The Chase Manhattan Bank.

                          DESCRIPTION OF DEBT WARRANTS

     The Debt Warrants are to be issued under Debt Warrant Agreements between the Company and a bank or trust company, as Debt Warrant Agent, as set forth in a prospectus supplement. Selected provisions of the Debt Warrant Agreement and warrant certificates are summarized below. The summary is not complete, but a copy of the form of Debt Warrant Agreement, including certain alternative provisions, has been filed as an exhibit to the Registration Statement. See "Where To Find More Information" for information on how to locate the Debt Warrant Agreement.

GENERAL

     The applicable prospectus supplement will describe the terms of Debt Warrants offered thereby, including the following:

     - the aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants;

     - the designation and terms of any related Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security;

     - the date, if any, when such Debt Warrants and the related Debt Securities will be separately transferable;

     - the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the exercise price;

     - the date when the right to exercise such Debt Warrants begins and ends;

     - a discussion of material federal income tax considerations, if any; and

     - whether the Debt Warrants will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

     Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Debt Warrant Agent or any other office indicated in the prospectus supplement. Prior to the exercise of their Debt Warrants, Holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercises and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

EXERCISE OF DEBT WARRANTS

     Each Debt Warrant will entitle the Holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the Debt Warrants offered thereby. Debt Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the Debt Warrants offered thereby. After the close of business on the expiration date, unexercised Debt Warrants will become void.

     Debt Warrants may be exercised as set forth in the prospectus supplement relating to the Debt Warrants offered thereby. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Debt Warrant Agent or any other office indicated in the prospectus supplement, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

                        DESCRIPTION OF CURRENCY WARRANTS

     Currency Warrants may be in the form of either: (i) Currency Put Warrants giving the holders the right to receive from the Company the cash settlement value in U.S. dollars of the right to sell a specified amount of a specified foreign currency or currency units for a specified amount of U.S. dollars or
(ii) Currency Call Warrants giving the holders the right to receive from the Company the cash settlement value in U.S. dollars of the right to purchase a specified amount of a specified foreign currency or units of two or more currencies for a specified amount of U.S. dollars. The spot exchange rate of the applicable base currency, as compared to the U.S. dollar, will determine whether the Currency Warrants have a cash settlement value on any given day prior to their expiration.

     The Currency Warrants are to be issued under a Currency Warrant Agreement between the Company and a bank or trust company, as Currency Warrant Agent (the "Currency Warrant Agent"), all as shall be set forth in the applicable prospectus supplement. Selected provisions of the Currency Warrant Agreement and warrant certificates are summarized below. The summary is not complete, but a copy of the form of Currency Warrant Agreement, is filed as an exhibit to the Registration Statement. See "Where To Find More Information" for information on how to locate the Currency Warrant Agreement.

GENERAL

     The applicable prospectus supplement will describe the terms of Currency Warrants offered thereby, including the following:

     - whether Currency Put Warrants or Currency Call Warrants will be offered;

     - the formula for determining the cash settlement value, if any, of each Currency Warrant;

     - the procedures and conditions relating to the exercise of such Currency Warrants;

     - when the Currency Warrants will be deemed to be automatically exercised;

     - any minimum number of Currency Warrants which must be exercised at any one time;

     - the dates the right to exercise such Currency Warrants will begin and end; and

     - a discussion of material federal income tax considerations, if any.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

     Except as may otherwise be provided in an applicable prospectus supplement, the Currency Warrants will be issued in book-entry form represented by a global Currency Warrant Certificate registered in the name of a depository or its nominee. Holders will not be entitled to receive definitive certificates representing Currency Warrants. A Holder's ownership of a Currency Warrant will be recorded on or through the records of the brokerage firm or other entity that maintains such Holder's account. In turn, the total number of Currency Warrants held by an individual brokerage firm for its clients will be maintained on the records of the depository in the name of such brokerage firm or its agent. Transfer of ownership of any Currency Warrant will be effected only through the selling holder's brokerage firm.

     The Cash Settlement Value will be paid by the Currency Warrant Agent to the depository. The depository will be responsible for crediting the amount of such payments to the accounts of participants or indirect participants in accordance with its standard procedures. Each participant or indirect participant will be responsible for disbursing such payments to the Holders that it represents and to each brokerage firm for which it acts as agent. Each such brokerage firm will be responsible for disbursing funds to the Holders that it represents.

EXERCISE OF CURRENCY WARRANTS

     Except as may otherwise be provided in an applicable prospectus supplement, each Currency Warrant will entitle the Holder to receive the Cash Settlement Value of such Currency Warrant on the applicable Exercise Date, in each case as such terms will be defined in the applicable prospectus supplement. If not exercised prior to 3:00 P.M., New York City time, on the fifth New York Business Day preceding the expiration date, Currency Warrants will be deemed automatically exercised on the expiration date.

LISTING

     Except as may otherwise be provided in an applicable prospectus supplement, each issue of Currency Warrants will be listed on a national securities exchange, subject only to official notice of issuance, as a condition of sale of any such Currency Warrants. In the event that the Currency Warrants are delisted from, or permanently suspended from trading on, such exchange, the expiration date for such Currency Warrants will be the date such delisting or trading suspension becomes effective and Currency Warrants not previously exercised will be deemed automatically exercised on such expiration date. The applicable Currency Warrant Agreement will contain a covenant of the Company not to seek delisting of the Currency Warrants, or suspension of their trading, on such exchange.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities: (i) through underwriters or dealers,
(ii) directly to purchasers, and (iii) through agents. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

     The Company may authorize the underwriters to solicit offers by certain institutions to purchase Securities from the Company pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each such contract will be for an amount not less than the amount specified in such prospectus supplement, and unless the Company otherwise agrees, the aggregate principal amount of Securities sold pursuant to such contracts will not be more than the respective amounts stated in the prospectus supplement.

     The Company may have agreements to indemnify the underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Each underwriter, dealer and agent participating in the distribution of any Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Securities.

                                 LEGAL MATTERS

     The legality of the Securities has been passed upon for the Company by Lowry F. Kline, Executive Vice President and General Counsel of the Company, who as to matters of New York law has relied upon the opinion of Cleary, Gottlieb, Steen & Hamilton, New York, New York. Mr. Kline also owns shares of the Company's common stock and options to purchase shares of the Company's common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of Coca-Cola Enterprises Inc. appearing in or incorporated by reference in Coca-Cola Enterprises Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and schedule have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         WHERE TO FIND MORE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act of 1933, as amended, with respect to the Securities offered hereby. This prospectus is part of that registration statement. As permitted by the Commission's rules, this prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. As a result, the Company files reports and other information with the Commission. The public may read and copy any reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically. The address of such site is (http://www.sec.gov). The Company's Common Stock is listed on The New York Stock Exchange, and such reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Company makes additional information available at its web site, "http://www.cokecce.com".

     The following documents are incorporated by reference in this prospectus:

     - the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997,

     - the Company's Quarterly Reports on Form 10-Q for the quarters ended April 3, 1998, July 3, 1998, and October 2, 1998,

     - the Company's Current Reports on Form 8-K dated January 5, 1998, January 6, 1998, January 20, 1998, January 20, 1998, April 17, 1998, April 21,
       1998, May 13, 1998, June 5, 1998, July 3, 1998, August 10, 1998,
       September 8, 1998, September 18, 1998, October 2, 1998, and October 30, 1998.

     - the description of the Company's Common Stock set forth in the Company's Registration Statement (File No. 01-09300) filed pursuant to Section 12 of the Exchange and any amendment or report filed for the purpose of updating any such description.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities are also incorporated by reference into this prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this prospectus and the prospectus supplement is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the office of the Treasurer, Coca-Cola Enterprises Inc., 2500 Windy Ridge Parkway, Suite 700, Atlanta, Georgia 30339; telephone number (770) 989-3051.

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses in connection with the issuance and distribution of the Securities being registered. All amounts except the SEC registration fee are estimates.

SEC registration fee........................................  $  737,500
Fees and expenses of accountants............................     375,000
Fees and expenses of counsel................................     300,000
Fees and expenses of Trustee and Warrant Agent..............      60,000
Printing and engraving expenses.............................     116,000
Rating agency fees..........................................     500,000
Miscellaneous...............................................      11,500
                                                              ----------
          Total.............................................  $2,100,000
                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Sixth of the Registrant's Restated Certificate of Incorporation provides for the elimination of personal liability of directors of the Registrant for monetary damages for breaches of certain of their fiduciary duties to the full extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "GCL"). Section 102(b)(7) of the GCL enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of members of its board of directors to the corporation or its shareholders for monetary damages for violations of a director's fiduciary duty of care. Such a provision has no effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. In addition, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating the law, paying an unlawful dividend or approving an illegal stock repurchase in violation of the statute, or obtaining an improper personal benefit.

     Article Eleventh of the Registrant's Restated Certificate of Incorporation provides for indemnification of directors, officers and employees to the extent permitted by the GCL. Section 145 of the GCL authorizes indemnification of directors, officers, employees and agents from and against expenses (including attorney's fees), judgments, fines and amounts paid in settlement reasonably incurred by them in connection with any civil, criminal, administrative or investigative claim or proceeding (including civil actions brought as derivative actions by or in the right of the corporation but only to the extent of expenses reasonably incurred in defending or settling such action) in which they may become involved by reason of being a director, officer, employee or agent of the corporation. The section permits indemnification if the individual acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, in addition, in criminal actions, if he had no reasonable cause to believe his conduct to be unlawful. If, in an action brought by or in the right of the corporation, the individual is adjudged to be liable to the corporation, he may be indemnified for expenses only to the extent that the court finds to be proper. Present or former directors or officers who are successful in defense of any claim against them are entitled to indemnification as of right against expenses reasonably incurred in connection therewith. Otherwise, with respect to current directors or officers, indemnification shall be made (unless otherwise ordered by a court) only if a majority of the disinterested directors, a committee of disinterested directors, independent legal counsel or the stockholders determine that the applicable standard of conduct has been met. Section 145 authorizes such indemnity for persons who, at the request of the corporation, act as directors, officers, employees or agents of other corporations, partnerships or other enterprises.

     The Registrant maintains directors and officers liability insurance which insures against liabilities that directors or officers of the Registrant may incur in such capacities.

ITEM 16.  EXHIBITS

     The following exhibits are filed as part of or incorporated by reference in this Registration Statement.

   EXHIBIT
     NO.                          DESCRIPTION OF EXHIBIT
   -------                        ----------------------
  1.1     --   Form of Underwriting Agreement for Senior Debt Securities,
               Debt Warrants and Currency Warrants, including forms of
               Terms Agreement and Delayed Delivery -- incorporated herein by reference to Exhibit 1.01 to the Company's Current Report on Form 8-K (Date of Report September 25, 1996).
  1.2     --   Amended and Restated Distribution Agreement dated as of
               November 6, 1992 between the Company and Shearson Lehman
               Brothers Inc. and Salomon Brothers Inc, as Agents, relating to the offer and sale of Medium-Term Notes of the
               Company -- incorporated herein by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K (Date of Report
               November 6, 1992).
  1.3     --   Form of Agreement Relating to Purchase of Notes with respect to purchases of the Company's Medium-Term Notes as principal by persons other than Shearson Lehman Brothers Inc. and
               Salomon Brothers Inc -- incorporated herein by reference to
               Exhibit 1.3 to the Company's Registration Statement on Form
               S-3, No. 33-62757.
  4.1     --   Indenture dated as of July 30, 1991 between the Company and
               The Chase Manhattan Bank, formerly known as Chemical Bank
               (as successor by merger to Manufacturers Hanover Trust
               Company), as Trustee -- incorporated herein by reference to
               Exhibit 4.1 to the Company's Current Report on Form 8-K
               (Date of Report July 30, 1991).
  4.2     --   First Supplemental Indenture dated as of January 29, 1992
               between the Company and The Chase Manhattan Bank, formerly known as Chemical Bank (as successor by merger to
               Manufacturers Hanover Trust Company) -- incorporated herein by reference to Exhibit 4.01 to the Company's Current Report on Form 8-K (Date of Report January 29, 1992).
  4.3     --   Form of Debt Warrant Agreement -- incorporated herein by
               reference to Exhibit 4.2 to the Company's Registration
               Statement on Form S-3, No. 33-32067.
  4.4     --   Form of Currency Warrant Agreement -- incorporated herein by reference to Exhibit 4.3 to the Company's Registration
               Statement on Form S-3, No. 33-32067.
  4.5     --   Form of Fixed Rate Medium Term Note -- incorporated herein by reference to Exhibit 4.4 to the Company's Registration
               Statement on Form S-3, No. 33-41911.
  4.6     --   Form of Floating Rate Medium Term Note -- incorporated
               herein by reference to Exhibit 4.5 to the Company's
               Registration Statement on Form S-3, No. 33-41911.
  5.1     --   Opinion of Lowry F. Kline re legality of Securities -- filed herewith.
  5.2     --   Opinion of Cleary, Gottlieb, Steen & Hamilton re legality of
               Securities -- filed herewith.
   12     --   Statements re Computation of Ratios -- filed herewith.
 23.1     --   Consent of Lowry F. Kline (included as part of Exhibit 5.1).
 23.2     --   Consent of Cleary, Gottlieb, Steen & Hamilton (included as part of Exhibit 5.2).
 23.3     --   Consent of Ernst & Young LLP -- filed herewith.
   24     --   Powers of Attorney -- filed herewith.
   25     --   Form T-l Statement of Eligibility and Qualification under
               the Trust Indenture Act of 1939 of The Chase Manhattan
               Bank-- filed herewith.

ITEM 17.  UNDERTAKINGS

     The Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the Securities offered therein and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Company pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 9th day of December, 1998.

                                          COCA-COLA ENTERPRISES INC.

                                          By:        /s/ JOHN R. ALM
                                            ------------------------------------
                                                        John R. Alm
                                                Executive Vice President and
                                                  Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

               /s/ HENRY A. SCHIMBERG                    President and Chief             December 9, 1998
-----------------------------------------------------      Executive Officer and a
                 Henry A. Schimberg                        Director (principal
                                                           executive officer)

                   /s/ JOHN R. ALM                       Executive Vice President        December 9, 1998
-----------------------------------------------------      and Chief Financial
                     John R. Alm                           Officer (principal
                                                           financial officer)

               /s/ O. MICHAEL WHIGHAM                    Vice President and              December 9, 1998
-----------------------------------------------------      Controller (principal
                 O. Michael Whigham                        accounting officer)

              /s/ S. K. JOHNSTON, JR.*                   Chairman and a Director         December 9, 1998
-----------------------------------------------------
                 S. K. Johnston, Jr.

               /s/ HOWARD G. BUFFETT*                    Director                        December 9, 1998
-----------------------------------------------------
                  Howard G. Buffett

               /s/ JOHN L. CLENDENIN*                    Director                        December 9, 1998
-----------------------------------------------------
                  John L. Clendenin

               /s/ JOHNNETTA B. COLE*                    Director                        December 9, 1998
-----------------------------------------------------
                  Johnnetta B. Cole

                /s/ J. TREVOR EYTON*                     Director                        December 9, 1998
-----------------------------------------------------
                   J. Trevor Eyton

             /s/ JOSEPH R. GLADDEN, JR.*                 Director                        December 9, 1998
-----------------------------------------------------
               Joseph R. Gladden, Jr.

                 /s/ CLAUS M. HALLE*                     Director                        December 9, 1998
-----------------------------------------------------
                   Claus M. Halle

               /s/ L. PHILLIP HUMANN*                    Director                        December 9, 1998
-----------------------------------------------------
                  L. Phillip Humann

                 /s/ JOHN E. JACOB*                      Director                        December 9, 1998
-----------------------------------------------------
                    John E. Jacob

                /s/ ROBERT A. KELLER*                    Director                        December 9, 1998
-----------------------------------------------------
                  Robert A. Keller

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

               /s/ JEAN-CLAUDE KILLY*                    Director                        December 9, 1998
-----------------------------------------------------
                  Jean-Claude Killy

              /s/ S. L. PROBASCO, JR.*                   Director                        December 9, 1998
-----------------------------------------------------
                 S. L. Probasco, Jr.

               *By: /s/ LOWRY F. KLINE
  ------------------------------------------------
                   Lowry F. Kline
                  Attorney-in-Fact

                               INDEX TO EXHIBITS

                                                                             SEQUENTIALLY
EXHIBIT                                                                        NUMBERED
NUMBER                                 DESCRIPTION                               PAGE
-------                                -----------                           ------------
  1.1      --  Form of Underwriting Agreement for Senior Debt Securities,
               Debt Warrants and Currency Warrants, including forms of
               Terms Agreement and Delayed Delivery
               Contract -- incorporated herein by reference to Exhibit 1.01 to the Company's Current Report on Form 8-K (Date of Report
               September 25, 1996).
  1.2      --  Amended and Restated Distribution Agreement dated as of
               November 6, 1992 between the Company and Shearson Lehman
               Brothers Inc. and Salomon Brothers Inc, as Agents, relating to the offer and sale of Medium-Term Notes of the
               Company -- incorporated herein by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K (Date of Report
               November 6, 1992).
  1.3      --  Form of Agreement Relating to Purchase of Notes with respect to purchases of the Company's Medium-Term Notes as principal by persons other than Shearson Lehman Brothers Inc. and
               Salomon Brothers Inc -- incorporated herein by reference to
               Exhibit 1.3 to the Company's Registration Statement on Form
               S-3, No. 33-62757.
  4.1      --  Indenture dated as of July 30, 1991 between the Company and
               The Chase Manhattan Bank formerly known as Chemical Bank
               (successor by merger to Manufacturers Hanover Trust
               Company), as Trustee -- incorporated herein by reference to
               Exhibit 4.1 to the Company's Current Report on Form 8-K
               (Date of Report July 30, 1991).
  4.2      --  First Supplemental Indenture dated as of January 29, 1992 between the Company and The Chase Manhattan Bank formerly
               known as Chemical Bank (successor by merger to Manufacturers
               Hanover Trust Company) -- incorporated herein by reference to Exhibit 4.01 to the Company's Current Report on Form 8-K
               (Date of Report January 29, 1992).
  4.3      --  Form of Debt Warrant Agreement -- incorporated herein by reference to Exhibit 4.2 to the Company's Registration
               Statement on Form S-3, No. 33-32067.
  4.4      --  Form of Currency Warrant Agreement -- incorporated herein by reference to Exhibit 4.3 to the Company's Registration
               Statement on Form S-3, No. 33-32067.
  4.5      --  Form of Fixed Rate Medium Term Note -- incorporated herein by reference to Exhibit 4.4 to the Company's Registration
               Statement on Form S-3, No. 33-41911.
  4.6      --  Form of Floating Rate Medium Term Note -- incorporated herein by reference to Exhibit 4.5 to the Company's
               Registration Statement on Form S-3, No. 33-41911.
  5.1      --  Opinion of Lowry F. Kline re legality of Securities -- filed herewith.
  5.2      --  Opinion of Cleary, Gottlieb, Steen & Hamilton re legality of
               Securities -- filed herewith.
 12        --  Statements re Computation of Ratios -- filed herewith.
 23.1      --  Consent of Lowry F. Kline (included as part of Exhibit 5.1).
 23.2      --  Consent of Cleary, Gottlieb, Steen & Hamilton (included as part of Exhibit 5.2).
 23.3      --  Consent of Ernst & Young LLP -- filed herewith.
 24        --  Powers of Attorney -- filed herewith.
 25        --  Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Chase Manhattan
               Bank -- filed herewith.
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